EXHIBIT 99.1

STADA and Alvotech secure approval for Uzpruvo, Europe’s first ustekinumab biosimilar to Stelara

  Marketing authorization issued in European Economic Area for Uzpruvo®, the first biosimilar to Stelara®, a biologic therapy within gastroenterology, dermatology, and rheumatology
  Authorization paves way for biosimilar competition in the approximately €2.5 billion (US$2.7 billion) EU ustekinumab market as soon as possible after expiry of intellectual-property rights in July 2024
  Approval for the Uzpruvo biosimilar is based on comprehensive package comprising analytical, non-clinical and clinical similarity data, including the AVT04-GL-301 confirmatory comparative efficacy and safety clinical trial in patients with moderate to severe chronic plaque-type psoriasis

BAD VILBEL, Germany and REYKJAVIK, Iceland, Jan. 10, 2024 (GLOBE NEWSWIRE) -- Partners STADA and Alvotech today announced that the European Commission issued a marketing authorization for Uzpruvo® (AVT04), a biosimilar candidate to Stelara® (ustekinumab). The centralized marketing authorization for Europe’s first ustekinumab biosimilar is valid in all European Economic Area (EEA) countries, including the 27 European Union (EU) Member States as well as in Iceland, Liechtenstein, and Norway.

This European marketing authorization for Uzpruvo paves the way for market entry as soon as possible, following the expiry in July 2024 of a European Supplementary Protection Certificate (SPC) for Stelara.

Biosimilar competition in the €2.5 billion (US$2.7 billion) EU ustekinumab market could significantly expand patient access to this life-changing biologic therapy within gastroenterology, dermatology, and rheumatology.

STADA’s Global Specialty Head, Bryan Kim, commented: “This first marketing authorization for biosimilar ustekinumab in Europe offers the potential to expand substantially patient access through competition. By adding to our current roster of six marketed biosimilars, STADA looks forward to offering Europe’s gastroenterologists, dermatologists, and rheumatologists a further cost-effective treatment option.”

Anil Okay, Chief Commercial Officer of Alvotech, remarked: “We look forward to spearheading biosimilars competition in the ustekinumab market and increasing patient access to biologic therapies for inflammatory conditions as we have done with our adalimumab biosimilar, launched last year.”

The European Commission’s decision to issue a marketing authorization came after the Committee for Medicinal Products for Human Use (CHMP) within the European Medicines Agency’s (EMA) in November 2023 adopted a positive opinion on approving Uzpruvo with the indications Crohn’s disease, psoriasis and psoriatic arthritis.

Under a strategic partnership begun in 2019, Alvotech is primarily responsible for developing and manufacturing the AVT04 ustekinumab biosimilar. STADA holds commercial rights within Europe, where the company already markets six approved biosimilars, including in gastrointestinal, dermatology and rheumatology indications. These include a high-concentration, citrate-free adalimumab biosimilar developed and marketed through the partnership between Alvotech and STADA.

In February 2023, the partners announced that that the EMA had accepted their marketing authorization application for AVT04, based on a comprehensive package of analytical and clinical data. This included data from the AVT04-GL-301 confirmatory clinical, safety and efficacy study that met its primary endpoint, with results demonstrating therapeutic equivalence between AVT04 and Stelara in patients with moderate to severe chronic plaque-type psoriasis. Pharmacokinetic similarity was demonstrated in the AVT04-GL-101 study.

Ustekinumab is a human IgG1κ monoclonal antibody (mAb). Uzpruvo is produced in Sp2/0 cells using the perfusion process, like the reference product Stelara. Ustekinumab selectively targets the p40 protein, a component common to both IL-12 and IL-23 cytokines that play crucial roles in treating immune-mediated diseases like Crohn’s disease, psoriasis and psoriatic arthritis.

With around 95,000 patients already using ustekinumab in the top-4 EU markets plus the UK, Stelara ranks among Europe’s top-10 medicine brands by value with annual sales in excess of €2.5 billion (US$2.7 billion). Biosimilar competition upon expiry of EU exclusivity rights for Stelara offers a significant opportunity to improve patient access at the same, or even lower, costs to European healthcare systems.

About STADA Arzneimittel AG
STADA Arzneimittel AG is headquartered in Bad Vilbel, Germany. The company. Worldwide, STADA Arzneimittel AG sells its products in approximately 120 countries. In financial year 2022, STADA achieved group sales of EUR 3,797.2 million and reported earnings before interest, taxes, depreciation, and amortization (EBITDA) of EUR 884.7 million. As of 31 December 2022, STADA employed 13,183 people worldwide.

About Alvotech
Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline contains eight biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Advanz Pharma (EEA), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

Forward Looking Statements
Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech and may include, for example, Alvotech’s expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events, regulatory review and interactions, the success of its commercial partnerships, including its partnership with STADA, potential milestone and royalty payments, the potential approval and commercial launch of its product candidates, the timing of regulatory approvals and market launches, including in Europe, and the estimated size of the total addressable market of Alvotech’s pipeline products, and the commercial success of AVT04, in Europe and other parts of the world, Alvotech’s ability to improve global access to affordable biologics, and the effect of biosimilars on inflationary pressures for healthcare systems. 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STADA information for journalists:
STADA Arzneimittel AG - Media Relations
Stadastrasse 2-18
61118 Bad Vilbel - Germany
Phone: +49 (0) 6101 603-165
E-Mail: press@stada.de
Or visit us on the Internet at www.stada.com/press

STADA information for capital market participants:
STADA Arzneimittel AG - Investor & Creditor Relations
Stadastrasse 2-18
61118 Bad Vilbel – Germany
Phone: +49 (0) 6101 603-4689
Fax: +49 (0) 6101 603-215
E-mail: ir@stada.de
Or visit us on the Internet at www.stada.com/investor-relations

Alvotech Investor Relations and Global Communications:
Benedikt Stefansson, Senior Director
E-Mail: alvotech.ir@alvotech.com
Web: https://investors.alvotech.com
LinkedIn: https://www.linkedin.com/company/alvotechpr/